EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho Vice President, Corporate Development Ph: 011-852-2170-0001 betty@ljintl.com	Haris Tajyar Managing Partner Ph: 818-382-9702 htajyar@irintl.com

FOR IMMEDIATE RELEASE
JULY 14, 2004

LJ INTERNATIONAL ANNOUNCES NATIONAL ROLL-OUT
AT MAJOR U.S. CHAIN RETAILER

Chain Now Selling China-Based Firm’s Jewelry in More Than 2,000 Stores

HONG KONG and LOS ANGELES, CA — July 14, 2004 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing fine jewelry companies in the world, today said it has successfully introduced its products at more than 2,000 stores of a major U.S. retail chain. The roll-out represents a major expansion of sales at the retailer, where LJI had previously been test-marketing its jewelry in no more than 50 stores.

The chain, unnamed in this release for competitive reasons, is one of the largest jewelry chain stores in the US. selling LJI’s jewelry to all of its some 2,000 stores across the Nation. LJI products are sold in major U.S. department stores as well as two-thirds of the 40 largest jewelry-store chains. The Company also sells to the three largest home-shopping TV networks in the U.S., with a new home-shopping presence in Australia as well. It is expanding both in the U.S. and overseas, selling to the two largest retailers in the world as well as through a new network of its own stores in China.

Yu Chuan Yih, LJI’s chairman and CEO, said the latest product introduction came about as the result of a three-year effort to develop products that matched the retailer’s specifications for quality and design. “One of the most encouraging things about this roll-out,” Yih said, “is that we went from a small test-marketing program to sales virtually company-wide. This indicates that the results of the market test were extremely good, showing high demand for our products and quick movement off the shelves. We expect to see similar responses to our products as we engage new retail partners in North America and abroad.”

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LJI has reported year-over-year sales growth of at least 20% for the past four consecutive quarters. Based on its latest guidance, issued June 15, 2004, it expects sales this year to range from $68 million to $70 million, a gain of up to 20% over 2003. EPS of $0.22 is projected for 2004, up 16% from 2003. Both revenues and EPS are expected to pick up in 2005, posting gains of 28%-30% and 50%, respectively, over 2004. Most of the acceleration next year will come from LJI’s rapidly expanding China retail operations. The Company opened its first retail showroom in Hong Kong earlier this year, and plans to open three to five new stores in mainland China by the beginning of October. It also has entered into sales partnerships with two of China’s largest retailers — China Commerce Group (operator of several chains, including the upscale ''China Friendship Shops) and Carrefour, the second largest retailer in the world and the operator of 35 giant ''hypermarkets’’ in China.

To listen to an interview with Betty Ho, Vice President of Corporate Development for LJ International, discussing the broad global retail presence of LJ International and its’ entry into the retail jewelry market in China — a market that is growing at a rate of 19%, go to the following link: http://media4.streamtoyou.com/cadavis/JADEGrowth.wmv.

If you would like to be added to LJI’s investor email lists, please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About LJ International

LJ International, Inc. (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the NASDAQ National Market under the symbol JADE.

For more information on LJI, go to its Web site at http://www.ljintl.com .

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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